SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35461; File No. 812-15475-217

January 29, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

Applicants: BlackRock Credit Strategies Fund, Credx Subsidiary, LLC, BlackRock Direct Lending Corp., BlackRock Mt. Adams CLO IX LP, BlackRock Mt. Hood CLO X, LLC, BlackRock Private Credit Fund, BDEBT Subsidiary LLC, BlackRock Private Credit Fund Leverage I, LLC, BlackRock Private Investments Fund, BPIF Subsidiary, LLC, Cayman Private Investments Fund, Ltd., BlackRock Capital Investment Advisors, LLC, BlackRock Advisors, LLC, MB BlackRock Holdings Cayman, Ltd., Middle Market Senior Fund, L.P., SSG BLK Private Debt Fund L.P., AB Climate Transition-Oriented Private Debt Cayman USPC Holdings, L.P., 1824 Private Equity Feeder, L.P., 1824 Private Equity Fund, L.P., 1885 Private Opportunities Fund, L.P., 1885 Private Opportunities Cayman Fund, Ltd., ABR PEP I, Ltd., ABR PEP II, Ltd., APO Global Healthcare Cayman, Ltd., APO Global Healthcare HOLDCO SCSP, BEL45 Private Opportunities Fund, L.P., BlackRock 2019 Evergreen Private Opportunities Feeder SCSP, BlackRock 2019 Evergreen Private

Opportunities Master SCSP, BlackRock APO Global Healthcare Private Equity Fund, S.C.A. SICAV-RAIF, BlackRock ASF Private Opportunities Fund, L.P., BlackRock Diversified Private Debt USPC Holdings LP, BlackRock Diversified Private Opportunities Fund, L.P., BlackRock Capital Markets, LLC, BlackRock Diversified Private Opportunities Fund II, L.P., BlackRock ERI Private Opportunities Feeder SCSP, BlackRock ERI Private Opportunities Master SCSP, BlackRock Gemini II Private Opportunities Fund, LP, BlackRock Gemini Private Opportunities Fund, L.P., BlackRock Growth Equity Fund Aggregator LP, BlackRock Growth Equity Fund LP BlackRock Growth Equity Fund (Lux) SCSP, BlackRock Growth Equity Fund Aggregator Cayman Ltd., BlackRock Growth Equity Fund Holdings (Lux) SCSP, BlackRock GSA Private Opportunities Feeder Fund, L.P., BlackRock GSA Private Opportunities Fund, L.P., BlackRock Hajar Feeder Fund, L.P., BlackRock Hajar Fund, L.P., BlackRock Healthcare Opportunities Fund (Delaware), L.P., BlackRock Healthcare Opportunities Fund, L.P., BlackRock Heartland Private Opportunities Fund, L.P., BlackRock Heartland Private Opportunities Cayman Fund, Ltd., BlackRock Inverwood Private Opportunities Fund, L.P., BlackRock Ji Private Equity Solutions, L.P., BlackRock Maroon Bells CLO XI, LLC, BlackRock McKinney Opportunities Fund Cayman, Ltd., BlackRock MD POF Cayman, Ltd., BlackRock MD Private Opportunities Feeder Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., BlackRock MSV Private Opportunities Fund, L.P., BlackRock Private Equity Co-Investments 2021 Aggregator Cayman Ltd., BlackRock Private Equity Co-Investments 2021 Aggregator LP, BlackRock Private Equity Co-Investments 2021 LP, BlackRock Private Equity Co-Investments 2021 (Lux) SCSP, BlackRock Private Equity Co-Investments 2021 Holdings (Lux) SCSP, BlackRock Private Equity Impact Capital 60-40 LP, BlackRock Private Equity Impact Capital 60-40 (Lux) SCSP, BlackRock Private Equity Impact Capital 100 LP, BlackRock Private Equity Impact Capital 100 (Lux) SCSP, BlackRock Private Equity Impact

Capital Aggregatory LP, BlackRock Private Equity Impact Capital Aggregator Cayman Ltd., BlackRock Private Equity Impact Capital Holdings (Lux) SCSP, BlackRock Private Equity Primaries 2021 Aggregator LP, BlackRock Private Equity Primaries 2021 Holdings (Cayman) LP, BlackRock Private Equity Primaries 2021 LP, BlackRock Private Equity Primaries 2021 (Lux) SCSP, BlackRock Private Opportunities Fund IV (Cayman), L.P., BlackRock Private Opportunities Fund IV (Employees), L.P., BlackRock Private Opportunities Fund IV Feeder SCSP, BlackRock Private Opportunities Fund IV Master SCSP, BlackRock Private Opportunities Fund IV, L.P., BlackRock Secondaries & Liquidity Solutions - B Intermediary (Cayman) LP, BlackRock Secondaries & Liquidity Solutions - B LP, BlackRock Secondaries & Liquidity Solutions - C LP, BlackRock Secondaries & Liquidity Solutions (Lux) SCSP, BlackRock Secondaries & Liquidity Solutions Holdings (Lux) SCSP, BlackRock Secondaries & Liquidity Solutions LP, BlackRock Secondaries & Liquidity Solutions Subsidiary SCSP, BLK2018 Core Private Equity Feeder Fund, L.P., BLK2018 Core Private Equity Fund, L.P., BLK2019 Private Opportunities Feeder Fund, L.P., BLK2019 Private Opportunities Fund, L.P., BLK2020 Private Opportunities Feeder Fund, L.P., BLK2020 Private Opportunities Fund, L.P., BLK2021 Core Private Equity Feeder Fund, L.P. BLK2021 Core Private Equity Fund, L.P., BLK2021 Private Opportunities Feeder Fund, L.P., BLK2021 Private Opportunities Fund, L.P., BR POF IV Cayman Master Fund, L.P., BR/ERB Co-Investment Fund II, L.P., BV PE Opportunities Cayman Master Fund, Ltd., BV PE Opportunities Feeder Fund SCSP, BV PE Opportunities Master Fund SCSP Coin Private Opportunities, L.P., ERB Tactical Opportunities, L.P., FAI BlackRock Sustainable Private Markets PEP Holdco Ltd., FM Global Cayman, Ltd. FM Global Investment Partners, L.P., Global Alternatives Program I PE, LP, Global Alternatives Program II PE, LP, Gildi Lifeyrissjodur (Gildi Pension Fund), Gildi Lifeyrissjodur II (Gildi Pension Fund), Heathrow Forest Opportunities Fund, L.P., High Cedar

Direct Fund, L.P., High Cedar Feeder, L.P., High Cedar Master Cayman, Ltd., High Cedar Master, L.P., High Rock Direct Fund, L.P., High Rock Feeder, L.P., High Rock Master, L.P., High Street Feeder, L.P., High Street Fund, L.P., Lincoln Pension Private Equity BR, L.P., Markwood Co-Investment Fund 1, L.P., MB BlackRock Holdings SCSP, Mediobanca BlackRock Master Fund SCSP, Mountain Research Fund – Private Equity, L.P., Mutual of Omaha of Cayman, Ltd. Mutual of Omaha Opportunities Fund, L.P., NDSIB Private Opportunities Fund, L.P., NMERB Sierra Blanca Fund, L.P., OV Private Opportunities, L.P., PEP ASGA Feeder L.P., PEP ASGA Master Cayman, Ltd., PEP ASGA Master L.P., PEP Tellco Investments 1 Cayman, Ltd., PEP Tellco Investments 1, L.P., PMH SPV Amber LP, PMH SPV Amber B LP, PMH SPV Basalt LP, PMH SPV Emerald LP, PMH SPV Garnet LP, PMH SPV Pearl LP, PMH SPV Pearl – B LP, PMH SPV Radar Holdings LP, PMH SPV Sapphire LP, BlackRock Private Equity Opportunities ELTIF, Private Equity Opportunities Holdings SCSP, Private Equity Partners VII (Delaware), L.P., Private Equity Partners VII (Scotland), L.P., Private Equity Partners VII Master Cayman, Ltd. Private Equity Partners VII Master, L.P., Private Equity Partners VII US Cayman, Ltd., Private Equity Partners VII US, L.P., Private Market Holdings LP, Red River Direct Investment Fund III, L.P., Salam Private Opportunities Fund, L.P., Salam Private Opportunities Feeder, L.P., SC-BR Asia PE Feeder Fund, L.P., SC-BR Asia PE Fund, L.P., SONJ Private Opportunities Fund II, L.P., Sullivan Way POF Cayman, Ltd., Sullivan Way Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TFO Asia Private Opportunities Fund, L.P., The Lincoln National Life Insurance Company, Topanga Opportunities Fund Cayman, Ltd., Topanga Private Opportunities, L.P., Total Alternatives Fund – Private Equity LP, Total Alternatives Fund – Private Equity (B) LP, TSCL Private Markets Feeder Fund, L.P, TSCL Private Markets Fund, L.P., VFL Co Invest Partners, L.P., BlackRock Future Generations Private Equity Opportunities ELTIF, BlackRock

Growth Equity Fund Master Cayman Aggregator LP, BlackRock Growth Equity Fund Master Cayman Aggregator Ltd., BlackRock Growth Equity – VC Sidecar (Lux) SCSP, BlackRock Growth Equity – VC Sidecar (Cayman) LP, BlackRock Growth Equity – VC Sidecar Holdings (Cayman) LP, BlackRock Growth Equity – VC Sidecar Master Cayman Aggregator LP, BlackRock Growth Equity– VC Sidecar Master Cayman Aggregator Ltd, BlackRock Private Equity Impact Capital Master Cayman Aggregator LP, BlackRock Private Equity Impact Capital Master Cayman Aggregator Ltd., BlackRock Private Equity Primaries 2024 (Lux) SCSP, BlackRock Private Equity Primaries 2024 Aggregator (Lux) SCSP, BlackRock Private Opportunities Fund V Master Cayman Aggregator LP, BLK2022 Core Private Equity Fund, L.P., BLK2022 Core Private Equity Feeder Fund, L.P., Future Generations Private Equity Opportunities Holdings SCSP, BlackRock Mt. Lassen Senior Loan Funding XII, LLC, BlackRock2019 Evergreen Private Opportunities Cayman Master Ltd., BlackRock Alternative Funds S.C.A., SICAV-RAIF - BlackRock Private Equity Impact Opportunities ELTIF, BlackRock Alternative Funds II ELTIF, SICAV – BlackRock Private Equity ELTIF, BlackRock Florida Cayman, L.P., BlackRock McKinney Opportunities Fund, L.P., BlackRock Private Equity Primaries 2021 (Cayman) LP, BlackRock Private Opportunities Fund V (Lux) SCSP, BlackRock Private Opportunities Fund V Aggregator LP, BlackRock Private Opportunities Fund V Master Cayman Aggregator Ltd., BlackRock Private Opportunities Fund V Holdings (Lux) SCSP, BlackRock Private Opportunities Fund V LP, BlackRock Secondaries & Liquidity Solutions – B SPV LP, BlackRock Secondaries & Liquidity Solutions Holdings II (Lux) SCSP, BlackRock Secondaries & Liquidity Solutions II - B LP, BlackRock Secondaries & Liquidity Solutions II - C LP, BlackRock Secondaries & Liquidity Solutions II (Lux) SCSP, BlackRock Secondaries & Liquidity Solutions II LP, BlackRock Secondaries & Liquidity Solutions Subsidiary II (Lux) SCSP, BR Magnum Aggregator, Ltd., NHRS Private Opportunities Fund, L.P.,

TCP DLF VIII-L Funding, LP, PMH Holdco II LP, PMH Holdco LP, PMH Newco II LLC, Private Equity Impact Opportunities Holdings SCSP, Private Equity Impact Opportunities Holdings SCSP, Private Market Holdings – C, LLC, Private Market Holdings II LLC, SLS II – C Holdco LP, SLS II – C Holdings LLC, SLS II – C Newco LLC, TSCL Private Markets Cayman Fund Ltd., Ashland Private Opportunities Fund, L.P., BlackRock Growth Equity Fund Delaware Holdings LP, BlackRock Growth Equity – VC Sidecar LP, BlackRock Growth Equity – VC Sidecar Delaware Holdings LP, BlackRock Private Equity Impact Capital Delaware Holdings LP, BlackRock Private Equity Primaries 2024 LP, BlackRock Private Opportunities Fund V Delaware Holdings LP, SONJ Private Opportunities Fund III, L.P., BlackRock TCP Capital Corp., BCIC Merger SUB, LLC, Special Value Continuation Partners LLC, TCPC Funding I, LLC, TCPC Funding II, LLC, TCPC SBIC, LP, TCPC SBIC GP, LLC, Tennenbaum Capital Partners, LLC, SVOF/MM, LLC, Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC, Tennenbaum Heartland Co-Invest, LP, SEB DIP Investor, LP, TCP Direct Lending Fund VIII-S, LLC, TCP Direct Lending Fund VIII-T, LLC, TCP DLF VIII Feeder ICAV, TCP DLF VIII ICAV, TCP DLF VIII 2018 CLO LLC, TCP Enhanced Yield Funding I, LLC, TCP Rainier, LLC, TCP Direct Lending Fund VIII, LLC, TCP Direct Lending Fund VIII-L, LLC, TCP Direct Lending Fund VIII-N, LLC, TCP Direct Lending Fund VIII-A, LLC, Tennenbaum Energy Opportunities Co., LLC, Tennenbaum Energy Opportunities Fund, LP, Tennenbaum Enhanced Yield Fund I, LLC, Tennenbaum Opportunities Fund VI, LLC, TCP Waterman Fund, LP., Tennenbaum Senior Loan Fund III, LP, Tennenbaum Senior Loan Funding III, LLC, Tennenbaum Senior Loan Fund IV-A, LP, Tennenbaum Senior Loan Fund IV-B, LP, Tennenbaum Special Situations Fund IX, LLC, Tennenbaum Special Situations Fund IX-A, LLC, Tennenbaum Special Situations Fund IX-S, LP, Tennenbaum Senior Loan Fund II, LP, Tennenbaum Senior Loan Fund V, LLC, Tennenbaum

Enhanced Yield Operating I, LLC, TCP Waterman CLO, LLC, TCP Whitney CLO, LLC, TCP

Whitney CLO, Ltd, Tennenbaum Senior Loan Operating III, LLC, Tennenbaum Senior Loan

SPV IV-A, LLC, BlackRock Elbert CLO V, Ltd., BlackRock DLF IX 2019 CLO, LLC, BlackRock

DLF IX 2019-G CLO, LLC, BlackRock DLF IX 2020-1 CLO, LLC, BlackRock LISI Credit Fund,

LP, TCP Direct Lending Fund VIII-A-MM, LLC, Tennenbaum DIP Opportunity Feeder, LP,

Tennenbaum Senior Loan GP III, LLC, ABR USPC Holdings I, LTD., ABR USPC Holdings II,

Ltd., BlackRock Baker CLO 2021-1, LTD, BlackRock Baker CLO VIII, LLC, BlackRock Direct

Lending Feeder IX-L, LP, BlackRock Direct Lending Feeder IX-U, LP, BlackRock Direct Lending

Fund IX-U (Luxembourg) SCSP, BlackRock Direct Lending Fund X-U (Luxembourg) SCSP,

BlackRock DLF IX CLO 2021-1, LLC, BlackRock DLF IX CLO 2021-2, LLC, BlackRock DLF IX

Feeder ICAV - BlackRock Direct Lending Feeder Fund IX-L (Ireland), BlackRock DLF IX Feeder

ICAV - BlackRock Direct Lending Feeder Fund IX-U (Ireland), BlackRock DLF IX ICAV -

BlackRock Direct Lending Fund IX-L (Ireland), BlackRock DLF IX ICAV - BlackRock Direct

Lending Fund IX-U (IRELAND), BlackRock DLF X CLO 2022-1, LLC, BlackRock DLF IX-L

CLO, LP, BlackRock Elbert CLO V, LLC, BlackRock Rainier CLO VI, LTD, BlackRock Shari'a

Private Opportunities Fund, LP, BlackRock Shari'a Private Opportunities Fund Holdings, LP,

BlackRock Shasta CLO XIV, LLC, BlackRock Shasta CLO XIII, LLC, BlackRock Shasta Senior

Loan Fund VII, LLC, BlackRock Technology Credit Opportunities I, LP, BlackRock Technology

Credit Opportunities I, LTD., BlackRock Technology Credit Opportunities Non-US, LTD (Class),

BlackRock Technology Credit Opportunities Non-US II LTD, DLF IX-L Funding, LP, Olympia

Holdings I, Ltd, TCP DLF VIII-S Funding, LLC, CP DLF VIII-T Funding, LLC, Middle Market

Senior Master Fund S.À.R.L., Tennenbaum Special Situations IX-C, L.P., Tennenbaum Special

Situations IX-O, L.P., TCP Direct Lending Fund VIII – L (Ireland), TCP Direct Lending Fund VIII

– U (Ireland), BlackRock Direct Lending Fund IX-U (Ireland), BlackRock Direct Lending Fund IX-L (Ireland), BlackRock Mt. Lassen Senior Loan Funding XII, LLC Series 1, BlackRock Mt. Lassen Senior Loan Funding XII, LLC Series 2, 1824 Private Credit Fund, L.P., 1824 Private Credit Fund (Pension), L.P., Climate Transition-Oriented Private Debt USPC LP, BlackRock Private Equity Co-Investments 2025, L.P., BlackRock Private Equity Co-Investments 2025 (LUX) SCSP, BlackRock Private Equity Co-Investments 2025 Holdings (Lux) SCSP, BlackRock Private Equity Co-Investments 2025 Aggregator (Lux) SCSP, PMH II SPV Mint LP, BlackRock Sapphire POF, L.P. (collectively, the "Applicants").

Filing Dates: The application was filed on June 12, 2023, and amended on December 11, 2023, and January 15, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 24, 2025, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: GroupBCIALSupport@blackrock.com.

FOR FURTHER INFORMATION CONTACT: Jean E. Minarick, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated January 15, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

      For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.